UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

RESTAURANT BRANDS INTERNATIONAL INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76131D103

(CUSIP Number)

December 12, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Pershing Square Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 38,003,984
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 38,003,984
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,003,984
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 18.8%(1)
12.	Type of Reporting Person IA

(1)	This calculation is based on 202,006,067 common shares (“Common Shares”) of Restaurant Brands International Inc. (the “Issuer”) outstanding as of December 15, 2014, as reported in the Issuer’s Form 8-K filed on December 17, 2014 (the “Form 8-K”).

1.	Name of Reporting Persons PS Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 38,003,984
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 38,003,984
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,003,984
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 18.8%(2)
12.	Type of Reporting Person OO

(2)	This calculation is based on 202,006,067 Common Shares outstanding as of December 15, 2014, as reported in the Form 8-K.

1.	Name of Reporting Persons William A. Ackman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 38,003,984
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 38,003,984
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,003,984
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 18.8%(3)
12.	Type of Reporting Person IN

(3)	This calculation is based on 202,006,067 Common Shares outstanding as of December 15, 2014, as reported in the Form 8-K.

Item 1 (a).	Name of Issuer:

The name of the issuer is Restaurant Brands International Inc., a corporation continued under the laws of Canada (the “Issuer”).

(b).	Address of Issuer’s Principal Executive Offices:

874 Sinclair Road

Oakville, Ontario L6K 2Y1

Item 2 (a).	Name of Person Filing:

This statement is filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), and Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International” and collectively with PS, PS II and PSH, the “Pershing Square Funds”);

(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square; and

(iii) William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of PS Management.

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c).	Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d).	Title of Class of Securities:

Common Shares.

(e).	CUSIP Number:

76131D103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);[1]

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);[2]

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2014, each of the Reporting Persons may be deemed to have beneficially owned 38,003,984 Common Shares.

[1]	With respect to Pershing Square.
[2]	With respect to PS Management and Mr. Ackman.

(b)	Percent of Class:

18.8%. The percentages used herein are rounded to the nearest tenth and based on 202,006,067 Common Shares outstanding as of December 15, 2014 as reported in the Issuer’s Form 8-K filed on December 17, 2014 (the “Form 8-K”), and excludes the Common Shares issuable in exchange for exchangeable units (“Exchangeable Units”) in Restaurant Brands International Limited Partnership. According to the Form 8-K, 265,044,606 Common Shares will be issuable on or after December 12, 2015 upon exchange of Exchangeable Units outstanding as of December 15, 2014. The holders of Common Shares and the trustee of a voting trust that owns a special voting share in the Issuer, acting at the direction of the holders of Exchangeable Units, vote together as a class on all matters.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

38,003,984

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

38,003,984

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons. Each of the Pershing Square Funds other than PS II owns Common Shares that comprise more than 5% of the outstanding Common Shares of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2015

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman